UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 9, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

ASE Technology Holding Co., Ltd.

Announces Monthly Net Revenues*

Taipei, Taiwan, R.O.C., april 9, 2024 – ASE Technology Holding Co., Ltd. (NYSE: ASX, TAIEX: 3711, “ASEH” or the “Company”), announces its unaudited consolidated net revenues for March and 1st quarter of 2024.

Consolidated net revenues (unaudited)

	Mar	Feb	Mar	Sequential	YoY
(NT$ Million)	2024	2024	2023	Change	Change
Net Revenues	45,661	39,751	45,775	+19.4%	-0.2%

	Mar	Feb	Mar	Sequential	YoY
(US$ Million)	2024	2024	2023	Change	Change
Net Revenues	1,449	1,269	1,500	+14.1%	-3.4%

	Q1	Q4	Q1	Sequential	YoY
(NT$ Million)	2024	2023	2023	Change	Change
Net Revenues	132,803	160,581	130,891	-17.3%	+1.5%

	Q1	Q4	Q1	Sequential	YoY
(US$ Million)	2024	2023	2023	Change	Change
Net Revenues	4,243	5,028	4,304	-15.6%	-1.4%

Net revenues for ATM assembly, testing and material business are as follows:

atm net revenues (unaudited)

	Mar	Feb	Mar	Sequential	YoY
(NT$ Million)	2024	2024	2023	Change	Change
Net Revenues	25,723	23,291	25,771	+10.4%	-0.2%

	Mar	Feb	Mar	Sequential	YoY
(US$ Million)	2024	2024	2023	Change	Change
Net Revenues	816	744	844	+9.7%	-3.4%

	Q1	Q4	Q1	Sequential	YoY
(NT$ Million)	2024	2023	2023	Change	Change
Net Revenues	73,908	82,004	73,319	-9.9%	+0.8%

	Q1	Q4	Q1	Sequential	YoY
(US$ Million)	2024	2023	2023	Change	Change
Net Revenues	2,361	2,568	2,411	-8.1%	-2.1%

*This press release is intended to comply with Taiwan regulatory requirements.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2023 Annual Report on Form 20-F filed on April 3, 2024.